UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Anywhere Real Estate Inc.

(Name of Issuer)

Common Stock of $0.01 par value

(Title of Class of Securities)

75605Y106

(CUSIP NUMBER)

Christopher D. Moore

Angelo, Gordon & Co, L.P.

245 Park Avenue, 26th Floor

New York, NY 10167

Tel. No.: (212) 692-2009

COPIES TO:

Jason Daniel

Akin Gump Strauss Hauer & Feld LLP

2300 N. Field Street

Suite 1800

Dallas, TX 75201

(214) 969-4209

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2022

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 75605Y106	13D

1	NAME OF REPORTING PERSONS Angelo, Gordon & Co., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,476,405
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,476,405
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,476,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%*
14	TYPE OF REPORTING PERSON* IA, PN

*

Based on 109,480,134 shares of Common Stock of $0.01 par value (“Common Stock”) of Anywhere Real Estate Inc. (the “Issuer”) outstanding as of October 28, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on November 3, 2022.

CUSIP No. 75605Y106	13D

1	NAME OF REPORTING PERSONS AG GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,476,405
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,476,405
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,476,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%*
14	TYPE OF REPORTING PERSON* HC, OO

*	Based on 109,480,134 shares of Common Stock of the Issuer outstanding as of October 28, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on November 3, 2022.

CUSIP No. 75605Y106	13D

1	NAME OF REPORTING PERSONS Josh Baumgarten
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,476,405
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,476,405

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,476,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%*
14	TYPE OF REPORTING PERSON* IN, HC

*	Based on 109,480,134 shares of Common Stock of the Issuer outstanding as of October 28, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on November 3, 2022.

CUSIP No. 75605Y106	13D

1	NAME OF REPORTING PERSONS Adam Schwartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,476,405
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,476,405

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,476,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%*
14	TYPE OF REPORTING PERSON* IN, HC

*	Based on 109,480,134 shares of Common Stock of the Issuer outstanding as of October 28, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on November 3, 2022.

SCHEDULE 13D

Item 1. Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Common Stock of $0.01 par value (the “Common Stock”) of Anywhere Real Estate Inc. (the “Issuer”), a Delaware corporation. The address of the principal executive offices of the Issuer is 175 Park Avenue, Madison, New Jersey 07940. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 2. Identity and Background

(a) This statement is filed by: (i) Angelo, Gordon & Co., L.P., a Delaware limited partnership (“Angelo Gordon”), (ii) AG GP LLC, a Delaware limited liability company (“AG GP”), (iii) Josh Baumgarten and (iv) Adam Schwartz (collectively with Angelo Gordon, AG GP and Mr. Baumgarten, the “Reporting Persons”).

Angelo Gordon, in its capacity as manager to certain managed accounts and investment fund vehicles (collectively, the “Accounts”), has sole power to vote all shares of Common Stock held in the Accounts and to dispose of all shares of Common Stock held in the Accounts. Mr. Baumgarten and Mr. Schwartz are the managing members of AG GP, which is the sole general partner of Angelo Gordon and Mr. Baumgarten and Mr. Schwartz are the co-chief executive officers of Angelo Gordon. Each of Mr. Baumgarten, Mr. Schwartz and AG GP may be deemed to control Angelo Gordon.

(b) The business address of the Reporting Persons is 245 Park Avenue, 26th Floor, New York, New York 10167.

(c) The principal business of Angelo Gordon is the management of the assets and activities of the Accounts. The principal business of AG GP is acting as the general partner of Angelo Gordon. The principal business of Mr. Baumgarten and Mr. Schwartz is acting as the co-managing members of AG GP and the co-chief executive officers of Angelo Gordon.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Angelo Gordon is a Delaware limited partnership. AG GP is a Delaware limited liability company. Mr. Baumgarten is a United States citizen. Mr. Schwartz is a United States citizen.

Item 3. Source and Amount of Funds

The Reporting Persons purchased 9,476,405 shares of Common Stock on behalf of the Accounts in open market transactions through a broker using the working capital of the Accounts. The aggregate purchase price of such shares of Common Stock purchased in the open market and directly held by the Accounts was approximately $117,490,174.

Item 4. Purpose of Transaction

The Reporting Persons intend to communicate with the Issuer’s management and Board of Directors (the “Board”), as well as existing or potential holders of equity or debt securities or other indebtedness of the Issuer, investment and financing professionals, sources of credit, potential transaction counterparties, existing or potential strategic partners or competitors, industry analysts and other third parties regarding (a) potential transactions involving the Issuer’s equity or debt securities or other indebtedness that could enhance the Issuer’s liquidity, enable the Issuer to capture discount on its outstanding indebtedness or otherwise modify the Issuer’s capital structure, as well as related financial and other matters and (b) potential strategic transactions involving the Issuer (including potential acquisition or divestiture options). Such potential transactions could involve third parties and could include, but are not limited to, the Issuer incurring additional debt, exchanges of equity or debt securities or other indebtedness of the Issuer for other securities or indebtedness of the Issuer, amendments to agreements governing the Issuer’s indebtedness, consent solicitations involving the Issuer’s debt securities or other indebtedness, acquisitions or sales of businesses or assets (whether by sale, lease, license, joint venture or otherwise) and provision of additional financing to the Issuer, either on a standalone basis or in connection with any of the transactions described in this Item 4. The Reporting Persons or their affiliates may participate in any such transactions or any other transactions that may be undertaken by the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future formulate plans or proposals depending on various factors, including, without limitation, the outcome of the discussions and transactions referenced in this Schedule 13D, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities or other indebtedness, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions. The Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate. These actions may include, but are not limited to: (i) acquiring additional shares of Common Stock or other equity or debt securities or other indebtedness of the Issuer, or entering into derivative or other transactions that are based upon or relate to the value of securities of the Issuer (collectively, “Interests”) in the open market or otherwise; (ii) disposing of any or all of their Interests in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Interests; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons undertake no obligation to make additional disclosures except to the extent required by law.

Item 5. Interest in Securities of the Issuer

(a) - (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 109,480,134 shares of Common Stock outstanding as of October 28, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on November 3, 2022.

Angelo Gordon, in its capacity as manager of the Accounts, has sole power to vote 9,476,405 shares of Common Stock and the power to dispose of 9,476,405 shares of Common Stock held in the Accounts. As the general partner of Angelo Gordon, AG GP may be deemed to have the sole power to vote 9,476,405 shares of Common Stock and the power to dispose of 9,476,405 shares of Common Stock held in the Accounts. As the co-managing member of AG GP and the co-chief executive officer of Angelo Gordon, Mr. Baumgarten may be deemed to have shared power to vote 9,476,405 shares of Common Stock and the shared power to dispose of 9,476,405 shares of Common Stock held in the Accounts. As the co-managing member of AG GP and the co-chief executive officer of Angelo Gordon, Mr. Schwartz may be deemed to have shared power to vote 9,476,405 shares of Common Stock and the shared power to dispose of 9,476,405 shares of Common Stock held in the Accounts.

(c) Transactions in the shares of Common Stock by the Reporting Persons during the last sixty days are listed in Annex A attached hereto, which is incorporated herein by reference.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1. Joint Filing Agreement by and Among the Reporting Persons, dated November 23, 2022

Exhibit 99.2. Power of Attorney granted by Josh Baumgarten in favor of Christopher D. Moore and Frank E. Stadelmaier, dated January 28, 2021

Exhibit 99.3. Power of Attorney granted by Adam Schwartz in favor of Christopher D. Moore and Frank E. Stadelmaier, dated January 28, 2021

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2022

ANGELO, GORDON & CO., L.P.

By:	AG GP LLC
Its General Partner

By:	Josh Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore Attorney-in-Fact

AG GP LLC

By:	Josh Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore Attorney-in-Fact

JOSH BAUMGARTEN

By:	/s/ Christopher D. Moore
Christopher D. Moore Attorney-in-Fact

ADAM SCHWARTZ

By:	/s/ Christopher D. Moore
Christopher D. Moore Attorney-in-Fact